September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Rebekah Lindsey
Kathleen Collins
Edwin Kim
Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-259155)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the underwriters have distributed as many copies of the Preliminary Prospectus, dated September 21, 2021, to underwriters, dealers, institutions and others, who are reasonably anticipated to participate in the distribution of the securities, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned Representatives, have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on September 23, 2021, or at such later time as the registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Will Connolly
Name: Will Connolly
Title: MD TMT ECM, Partner

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi M. Madrid Diaz
Name: Mitzi M. Madrid Diaz
Title: Vice President

[Signature Page to Acceleration Request]